UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

Mad Catz Interactive Incorporated
(Registrant’s name)

141 Adelaide Street West, Suite 400, Toronto, Ontario M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

MAD CATZ INTERACTIVE INCORPORATED

By:	/s/ ANDREW SCHMIDT
Andrew Schmidt Chief Financial Officer

Date: December 4, 2002

News Announcement	For Immediate Release

Contact:
Morris Perlis Mad Catz Interactive, Inc. 416/368-4449 ext. 239 or mperlis@madcatz.com	Nathan Ellingson, Joseph Jaffoni Jaffoni & Collins Incorporated 212/835-8500 or mcz@jcir.com

MAD CATZ UPDATES FISCAL 2003 GUIDANCE

- Anticipates Full Year Net Sales Of $90—$95 Million U.S. -

San Diego, California and Toronto, Ontario, December 4, 2002 — Mad Catz Interactive, Inc. (AMEX/TSE: MCZ), a leading manufacturer of video game accessories, today revised its guidance for its fiscal year ending March 31, 2003. The Company now anticipates full year net sales of $90 - $95 million (all figures herein are U.S. dollars). The Company’s prior fiscal 2003 guidance was for net sales of $100 - $105 million and earnings per share of approximately $0.11.

Commenting on the revised guidance, Morris Perlis, President and CEO of Mad Catz Interactive, Inc., said, “We experienced a slower than expected start for video game accessory sales during the crucial holiday selling season. With only about three weeks remaining until Christmas, it is prudent for Mad Catz to revise its fiscal 2003 guidance. Importantly, our lower guidance is not a reflection of competitive pressures as we have become the leading supplier to retailers of third party video game accessories.

“Although down from our previously issued net sales guidance, our expected net sales of approximately $90 - $95 million represent solid growth from our fiscal 2002 net sales of $83 million. On a pro forma basis, excluding all PS2 memory card sales, Mad Catz’ fiscal 2003 second quarter sales increased approximately 53%, year over year. While the PS2 memory card was an important product for Mad Catz, the second quarter pro forma growth highlighted our ability to drive sales through innovative, leading edge product design and our growing retail relationships. We expect to continue to generate pro forma net sales growth for fiscal 2003 ahead of the video game industry’s double digit growth rate. Given the revised net sales level expectations, we will not meet our prior EPS expectations but remain confident that we will generate positive earnings per share in the twelve month period ending March 31, 2003.”

Mad Catz anticipates providing more detailed guidance on profitability for fiscal 2003 when it reports results for the third fiscal quarter ending December 31, 2002.

About Mad Catz Interactive, Inc.
Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of high quality, competitively priced accessories for video game consoles and portables. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry, with distribution through nine of the top ten U.S. retailers offering interactive entertainment products. With operating headquarters in San Diego, California, Mad Catz has offices in Canada, the U.K. and Asia, as well as distributors in Europe and Australia.

-more-

Mad Catz Interactive, 12/4/02	page 2

This press release contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting our current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission.

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